Exhibit 99.4

ZenaTech Anticipates Competitive Advantage for ZenaDrone as U.S. Imposes Tariffs of Up to 100% on Imported Drones and Components

U.S. Presidential Proclamation favors ZenaDrone’s domestic manufacturing and the company's vertically integrated Taiwan supply chain, strengthening its position in U.S. defense markets

Vancouver, British Columbia, (August 17, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that a U.S. Presidential Proclamation signed August 13, 2026 imposing Section 232 tariffs on imported drones and components could strengthen the competitive positioning of its U.S.-based drone design and manufacturing subsidiary ZenaDrone.

Objectives of the proclamation include national security and reducing U.S. dependence on foreign drone manufacturing and supply chains, as well as rapidly building domestic drone manufacturing capacity. The new policy validates ZenaTech’s U.S.–Taiwan vertical integration strategy through now explicitly prioritizing expansion of domestic manufacturing and trusted-country supply chains. Tariffs of up to 100% on imported drones and critical components could provide a competitive advantage to ZenaDrone’s U.S. defense opportunities for NDAA-compliant, secure, domestically manufactured drones and Counter-UAS solutions.

“For years, the drone industry rewarded whoever could build the most inexpensively offshore, creating a supply chain now recognized as a national security vulnerability. We made a different decision, building our drone manufacturing in the U.S. and developing a vertically integrated, NDAA-compliant supply chain through our operations in Taiwan because we believed defense and critical-infrastructure customers would increasingly demand secure, trusted supply chains,” said Dr. Shaun Passley, ZenaTech CEO. “The new Section 232 tariffs reinforce our strategy and could significantly strengthen ZenaDrone’s competitive position in the U.S. defense market, particularly for our larger ZD 1000 and Counter-UAS defense platforms. We believe this policy shift validates our investments made in U.S. manufacturing and vertical integration, and we intend to move quickly to review the Commerce Department’s onshoring program evaluating opportunities to further expand domestic manufacturing capacity to capture growing demand across government and commercial markets.”

The Proclamation imposes tariffs of up to 100% on imported drones and certain critical components, including larger drones over 25 kilograms and drones with thermal imaging capabilities, while smaller drones generally face a 25% tariff. Importantly, ZenaTech’s qualifying products and components from Taiwan are eligible for preferential tariff treatment of no more than 15%, compared with tariffs of up to 100% for covered products from countries without preferential treatment such as China. This significantly strengthens the strategic value of ZenaTech’s vertically integrated supply chain through its Spider Vision Sensors subsidiary in Taiwan and its U.S. manufacturing strategy.

The Proclamation also establishes an onshoring program to encourage new investment in U.S. drone and component manufacturing.  It recognizes drones as a critical technology for modern warfare and future U.S. military operations, emphasizing the need to rapidly expand domestic production to strengthen national and economic security. These priorities closely align with ZenaTech’s strategy to expand Zena Drone’s U.S. manufacturing footprint and grow its defense and public-safety drone business. The Company intends to evaluate participation in the onshoring program, and management believes its existing and planned U.S. manufacturing and assembly operations provide a strong foundation to accelerate additional capacity. ZenaTech is reviewing the full Proclamation, including applicable tariff schedule classifications and product-level determinations, and will provide further updates as they develop.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division. The Company is executing an acquisition-led DaaS strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based rich data analytics and scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.